51244

Follow-Up Materials

02034063

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL P

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-5 FISCAL YEAR: ______

dw 5/16

(03/94)

2121 Pennsylvania Avenue, NW • Washington, DC 20433, USA
Telephone (202) 477-1234 • Facsimile (202) 477-6391

RECD S.E.C.
MAY 1 5 2002
1086

File No. 83-5
Regulation IFC: Rule 2

May 15, 2002

02 MAY 16 AM 10:

United States Securities
and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 2 of Regulation IFC are two copies of (a) the unaudited quarterly financial statements of International Finance Corporation (IFC) for the quarter ended March 31, 2002 and (b) a list of IFC's borrowings from the market and from the International Bank for Reconstruction and Development under its Master Loan Agreement for the quarter ended March 31, 2002.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Jennifer A. Sullivan
Deputy General Counsel

Enclosures: 2

INTERNATIONAL FINANCE CORPORATION

Condensed Quarterly Financial Statements
March 31, 2002
(Unaudited)

FINANCIAL STATEMENTS

March 31, 2002 (unaudited)

Contents

INTERNATIONAL FINANCE CORPORATION

BALANCE SHEET

as of March 31, 2002 (unaudited) and June 30, 2001

(US$ millions)

	March 31	June 30
Assets		
Due from banks	$ 125	$ 136
Time deposits	2,194	4,145
Trading securities	11,411	10,300
Securities purchased under resale agreements	550	-
Loans and equity investments disbursed and outstanding – Note B		
Loans	8,094	8,170
Equity investments	2,718	2,739
Total loans and equity investments	10,812	10,909
Less: Reserve against losses on loans and equity investments	(2,535)	(2,213)
Net loans and equity investments	8,277	8,696
Derivative assets	906	1,143
Receivables and other assets	1,729	1,750
Total assets	**$ 25,192**	**$ 26,170**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 1,519	$ 1,641
Borrowings withdrawn and outstanding		
From market sources	14,038	15,251
From International Bank for Reconstruction and Development	177	206
Total borrowings	14,215	15,457
Derivative liabilities	1,746	1,768
Payables and other liabilities	1,367	1,209
Total liabilities	18,847	20,075
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each		
Subscribed	2,362	2,374
Less: Portion not yet paid	(2)	(14)
Total capital stock	2,360	2,360
Accumulated other comprehensive income	8	12
Retained earnings	3,977	3,723
Total capital	6,345	6,095
Total liabilities and capital	**$ 25,192**	**$ 26,170**

The notes to financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

INCOME STATEMENT

for the three and nine months ended March 31, 2002 (unaudited) and March 31, 2001 (unaudited)

(US$ millions)

	Three months ended March 31, 2002	Three months ended March 31, 2001	Nine months ended March 31, 2002	Nine months ended March 31, 2001
Interest income				
Interest and financial fees from loan investments	$ 133	$ 173	$ 438	$ 545
Income from time deposits and securities	89	193	347	613
Total interest income	**222**	**366**	**785**	**1,158**
Interest expense				
Charges on borrowings	80	237	363	756
Total interest expense	**80**	**237**	**363**	**756**
Net interest income	**142**	**129**	**422**	**402**
Net gains and losses on trading activities	(42)	29	(11)	124
Income from equity investments				
Capital gains on equity sales	172	20	253	52
Dividends and profit participations	25	23	100	99
Total income from equity investments	**197**	**43**	**353**	**151**
Provision for losses on loans, equity investments and guarantees – Note B	82	60	391	202
Net income (loss) from loans, equity investments and trading activities	**215**	**141**	**373**	**475**
Noninterest income				
Service fees	5	12	25	32
Income from Staff Retirement Plan	7	13	23	38
Other income	8	2	19	6
Total noninterest income	**20**	**27**	**67**	**76**
Noninterest expense				
Administrative expenses	69	73	243	218
Translation adjustments, net	3	3	10	6
Other expenses	1	-	2	-
Contributions to special programs	1	3	11	10
Total noninterest expense	**74**	**79**	**266**	**234**
Operating income (loss)	**161**	**89**	**174**	**317**
Other unrealized gains on financial instruments – Note C	44	(112)	80	(80)
Cumulative effect of change in accounting principle	-	-	-	93
Net income (loss)	$ 205	$ (23)	$ 254	$ 330

The notes to financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

STATEMENT OF COMPREHENSIVE INCOME

for the three and nine months ended March 31, 2002 (unaudited) and March 31, 2001 (unaudited)

(US$ millions)

	Three months ended March 31, 2002	Three months ended March 31, 2001	Nine months ended March 31, 2002	Nine months ended March 31, 2001
Net income (loss)	$ 205	$ (23)	$ 254	$ 330
Other comprehensive income (loss)				
Cumulative effect of change in accounting principle	-	-	-	14
Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000	-	(2)	(4)	(2)
Transfer to net income of accumulated unrealized holding gains and losses on available for sale securities reclassified as trading securities	-	-	-	5
Total comprehensive income (loss)	$ 205	$ (25)	$ 250	$ 347

STATEMENT OF CHANGES IN CAPITAL

for the nine months ended March 31, 2002 (unaudited) and March 31, 2001 (unaudited)

(US$ millions)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Payments received on account of pending subscriptions	Total capital
At June 30, 2001	$ 3,723	$ 12	$ 2,360	$ -	$ 6,095
Nine months ended March 31, 2002					
Net income	254				254
Other comprehensive income (loss)		(4)			(4)
At March 31, 2002	$ 3,977	$ 8	$ 2,360	$ -	$ 6,345
At June 30, 2000	$ 3,378	$ (5)	$ 2,358	$ 2	$ 5,733
Nine months ended March 31, 2001					
Net income	330				330
Other comprehensive income		17			17
At March 31, 2001	$ 3,708	$ 12	$ 2,358	$ 2	$ 6,080

The notes to financial statements are an integral part of these statements.

STATEMENT OF CASH FLOWS

for the nine months ended March 31, 2002 (unaudited) and March 31, 2001 (unaudited)

(US$ millions)

	2002	2001
Cash flows from loans and equity investment activities		
Loan disbursements	$ (984)	$ (858)
Equity disbursements	(209)	(241)
Loan repayments	971	894
Equity redemptions	21	5
Sales of equity investments	497	202
Net cash provided by investing activities	**296**	**2**
Cash flows from financing activities		
Drawdown of borrowings	2,269	1,984
Repayment of borrowings	(2,924)	(1,986)
Net cash (used in) financing activities	**(655)**	**(2)**
Cash flows from operating activities		
Net income	254	330
Adjustments to reconcile net income to net cash provided by operating activities:		
Capital gains on equity sales	(253)	(52)
Provision for losses on loans, equity investments and guarantees	391	202
Translation adjustments, net	10	6
Unrealized gains and losses on financial instruments	(80)	(13)
Change in accrued income on loans, time deposits and securities	53	(5)
Change in payables and other liabilities	(1,034)	564
Change in receivables and other assets	198	(419)
Net cash provided by (used in) operating activities	**(461)**	**613**
Change in cash and cash equivalents	(820)	613
Effect of exchange rate changes on cash and cash equivalents	(31)	(318)
Net change in cash and cash equivalents	(851)	295
Beginning cash and cash equivalents	14,581	13,518
Ending cash and cash equivalents	**$ 13,730**	**$ 13,813**
Composition of cash and cash equivalents		
Due from banks	$ 125	$ 93
Time deposits	2,194	3,535
Securities held in trading portfolio	11,411	10,185
Total cash and cash equivalents	**$ 13,730**	**$ 13,813**
Supplemental disclosure		
Change in ending balances resulting from exchange rate fluctuations:		
Loans outstanding	$ 3	$ 51
Borrowings	(129)	(722)

The notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association, and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The accounting and reporting policies of the Corporation conform with generally accepted accounting principles in the United States (US GAAP).

The Corporation has traditionally prepared one set of financial statements and footnotes, complying with both US GAAP and International Accounting Standards (IAS). However, due to material differences between US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133, which became effective for the Corporation on July 1, 2000), and its counterpart in IAS, IAS No. 39, *Financial Instruments Recognition and Measurement* (which became effective for the Corporation on July 1, 2001), it is no longer possible for the Corporation to satisfy the requirements of both US GAAP and IAS via one set of financial statements.

Financial statements presentation - Certain amounts in the prior year have been reclassified to conform to the current year's presentation.

The financial statements are presented in a manner consistent with the Corporation's audited financial statements as of and for the year ended June 30, 2001 and, in the opinion of the management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The Balance Sheet as of June 30, 2001, included for comparative purposes only, is derived from those audited financial statements. For further information, refer to the financial statements and notes thereto included in the Corporation's Annual Report for the fiscal year ended June 30, 2001.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2002.

Use of estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

As part of the on-going compliance with SFAS No. 133, certain internal valuation models are used to determine the fair values of derivative and other financial instruments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates of fair value, consistent with evolving best market practices. Changes in fair value resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at March 31, 2002 and June 30, 2001. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

Loans and equity investments - Loans and equity investments are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. In addition, beginning July 1, 2000, where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in other unrealized gains and losses on financial instruments in net income. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees. Equity investments are carried at cost. On occasion the Corporation enters into put and call option agreements in connection with equity investments.

NOTES TO FINANCIAL STATEMENTS

Reserve against losses on loans and equity investments - The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans represents management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The Corporation establishes a reserve against losses for equity investments when a decrease in value of the investments has occurred which is considered other than temporary. The reserve against losses for loans and equity investments includes an estimate of probable losses on loans and equity investments inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans and equity investments. Investments written off, as well as any subsequent recoveries, are recorded through the reserve.

Revenue recognition on loans and equity investments - Interest income and commitment fees on loans are recorded as income on an accrual basis. All other fees are recorded as income when received in freely convertible currencies. The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the balance sheet.

Dividends and profit participations are recorded as income when received in freely convertible currencies. Capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are recorded as income when received in freely convertible currencies.

Liquid asset portfolio - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include highly rated fixed rate bonds, notes, bills and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations.

On July 1, 2000, the Corporation reclassified all of its available for sale securities as trading securities. This resulted in a transfer of accumulated net unrealized holding losses on available for sale securities of $5 million from other comprehensive income to net income in the year ended June 30, 2001. Beginning with the year ended June 30, 2001, realized and unrealized gains and losses on trading securities are reported separately in the income statement.

Trading securities are carried at fair value with any changes in fair value reported in net gains and losses on trading activities. Interest on securities and amortization of premiums and accretion of discounts are reported in interest from time deposits and securities.

The Corporation classifies due from banks, time deposits and securities (collectively, cash and cash equivalents) as an element of liquidity in the statement of cash flows because of their nature and the Corporation's policies governing the level and use of such investments.

Borrowings - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. In addition, beginning July 1, 2000, where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in other unrealized gains and losses on financial instruments. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Derivative instruments and hedge accounting - The Corporation enters into transactions in various derivative instruments for risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative, marketing or merchandising purposes.

Beginning July 1, 2000, all derivative instruments are recorded on the balance sheet at fair value as derivative assets or derivative liabilities. Derivative instruments embedded in market borrowing transactions entered into on or after January 1, 1999 are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of these embedded derivatives is excluded from the carrying value of market borrowings on the balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in net gains and losses on trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in other unrealized gains and losses on financial instruments. Prior to July 1, 2000, changes in fair values of derivative instruments associated with the liquid asset portfolio classified as available for sale were included in other comprehensive income until realized, and those associated with the liquid asset portfolio classified as trading were included in net income; other derivative instruments were recorded on the balance sheet at amortized cost.

NOTES TO FINANCIAL STATEMENTS

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net income.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in other unrealized gains and losses on financial instruments in the income statement.

The Corporation has not designated any hedging relationships as cash flow hedges. Consequently, the change in fair value of the derivatives in cash flow-like hedges recorded in net income is not offset by changes in fair value of the related asset or liability.

NOTE B – LOANS AND EQUITY INVESTMENTS AND RESERVE AGAINST LOSSES

Loans on which the accrual of interest has been discontinued amounted to $1,146 million at March 31, 2002 ($1,054 million - June 30, 2001). Interest income not recognized on nonaccruing loans during the three months ended March 31, 2002 totaled $25 million ($23 million - three months ended March 31, 2001) and $67 million during the nine months ended March 31, 2002 ($80 million - nine months ended March 31, 2001). Interest collected on loans in nonaccrual status, related to current and prior years, during the three months ended March 31, 2002 was $10 million ($6 million - three months ended March 31, 2001) and $36 million during the nine months ended March 31, 2002 ($22 million - nine months ended March 31, 2001).

Changes in the reserve against losses for the nine months ended March 31, 2002 and the year ended June 30, 2001 are summarized below (US$ millions):

	March 31, 2002	June 30, 2001
Beginning balance	$ 2,213	$ 1,973
Provisions for losses	371	389
Other adjustments	(49)	(149)
Ending balance	**$ 2,535**	**$ 2,213**

Provision for losses on loans, equity investments and guarantees in the income statement for the three months ended March 31, 2002 includes $13 million in respect of guarantees ($nil – three months ended March 31, 2001) and $20 million for the nine months ended March 31, 2002 ($nil – nine months ended March 31, 2001). At March 31, 2002 the accumulated reserve for losses on guarantees, included in the balance sheet in payables and other liabilities, was $33 million ($13 million - June 30, 2001).

In July, 1995, the Corporation securitized and sold variable rate US dollar loan participations to a trust (the Trust). Concurrently, the Corporation provided a $20 million liquidity facility to the Trust and acquired $20 million of the Trust's Class C certificates. In January, 2002, the Corporation exercised an option to reacquire the remaining outstanding loan participations owned by the Trust for $37 million, and the Trust was dissolved. As a result of the dissolution the Corporation has recorded income of $15 million, included in interest and financial fees from loan investments in the income statement. Reserves against losses of $11 million have been established on the reacquired loans, included in provisions for losses for the period, shown above.

Other adjustments comprise loan and equity investment write offs and recoveries, reserves against interest capitalized as part of a debt restructuring, and translation adjustments.

NOTE C – OTHER UNREALIZED GAINS AND LOSSES ON FINANCIAL INSTRUMENTS

Other unrealized gains on financial instruments for the three and nine months ended March 31, 2002 and 2001 comprise (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2002	2001	2002	2001
Difference between change in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	37	(120)	85	(84)
Change in fair value of derivative instruments, other than those associated with liquid asset investments, not designated as a hedge	8	6	(7)	3
Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133	(1)	(1)	(2)	(2)
Release from accumulated other comprehensive income of transition gain on cash flow-like hedges	-	3	4	3
Total other unrealized gains and losses on financial instruments	**$ 44**	**$ (112)**	**$ 80**	**$ (80)**

NOTES TO FINANCIAL STATEMENTS

NOTE D – SEGMENT REPORTING

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment primarily consists of lending and equity investment activities. The treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in note A, "Summary of significant accounting and related policies."

An analysis of the Corporation's major components of income and expense by business segment for the three and nine months ended March 31, 2002 and 2001 is given below (US$ millions):

	Three months ended March 31,					
	2002			2001		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest income	$ 133	$ 89	$ 222	$ 173	$ 193	$ 366
Charges on borrowings	(33)	(47)	(80)	(101)	(136)	(237)
Net gains and losses on trading activities	-	(42)	(42)	-	29	29
Income from equity investments	197	-	197	43	-	43
Provision for losses	(82)	-	(82)	(60)	-	(60)
Service fees	5	-	5	12	-	12
Administrative expenses	(67)	(2)	(69)	(72)	(1)	(73)
Other noninterest income and expense	10	-	10	9	-	9
Unrealized gains and losses on financial instruments	2	42	44	(2)	(110)	(112)
Net income	$ 165	$ 40	$ 205	$ 2	$ (25)	$ (23)

	Nine months ended March 31,					
	2002			2001		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest income	$ 438	$ 347	$ 785	$ 545	$ 613	$ 1,158
Charges on borrowings	(152)	(211)	(363)	(311)	(445)	(756)
Net gains and losses on trading activities	-	(11)	(11)	-	124	124
Income from equity investments	353	-	353	151	-	151
Provision for losses	(391)	-	(391)	(202)	-	(202)
Service fees	25	-	25	32	-	32
Administrative expenses	(236)	(7)	(243)	(212)	(6)	(218)
Other noninterest income and expense	19	-	19	28	-	28
Unrealized gains and losses on financial instruments	(5)	85	80	17	(4)	13
Net income	$ 51	$ 203	$ 254	$ 48	$ 282	$ 330

During the year ended June 30, 2001, the Corporation changed its method of allocating certain costs amongst business units within the Corporation. Segment disclosures for the three months and nine months ended March 31, 2001 have been restated to be consistent with the new allocation method.

NOTE E – CONTINGENCIES

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. In March, 2002, the Corporation, two of its staff members, and certain other parties were named as defendants in a lawsuit in Indonesia involving a local company in which IFC has a minority equity stake. The Corporation believes the lawsuit is completely without substantive merit and intends to mount a vigorous defense. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition and results of operations.

02 MAY 16 AM 10:

International Finance Corporation

Reporting to SEC on New and Matured Borrowings

ExternalId	Currency Code	NotionalAmt Currency	NotionalUSDAmt	InterestRate	SettleDate
For the Quarter Ending		31-Mar-02			
New Market Borrowings					
02_110XXXX	COP	225,000,000,000.00	98,770,851.62	13.70	21-Mar-02
	COP Total	**225,000,000,000.00**	**98,770,851.62**		
02_101XXXX	HKD	2,000,000,000.00	256,428,337.90	5.18	08-Mar-02
	HKD Total	**2,000,000,000.00**	**256,428,337.90**		
02_100XXXX	JPY	1,000,000,000.00	7,471,607.89	6.00	21-Feb-02
02_102XXXX	JPY	1,800,000,000.00	13,661,720.62	5.50	25-Mar-02
02_103XXXX	JPY	2,000,000,000.00	15,179,689.58	4.00	25-Mar-02
02_104XXXX	JPY	2,000,000,000.00	15,179,689.58	6.00	25-Mar-02
02_105XXXX	JPY	1,000,000,000.00	7,535,795.03	4.20	26-Mar-02
02_106XXXX	JPY	1,000,000,000.00	7,535,795.03	4.50	26-Mar-02
02_107XXXX	JPY	2,300,000,000.00	17,254,959.51	5.00	28-Mar-02
02_108XXXX	JPY	1,200,000,000.00	9,002,587.57	4.00	28-Mar-02
02_109XXXX	JPY	1,400,000,000.00	10,503,018.83	4.00	28-Mar-02
02_84XXXXX	JPY	1,800,000,000.00	13,655,502.03	3.40	07-Jan-02
02_85XXXXX	JPY	3,000,000,000.00	22,934,026.45	3.50	08-Jan-02
02_86XXXXX	JPY	3,500,000,000.00	26,387,213.51	4.44	10-Jan-02
02_87XXXXX	JPY	2,300,000,000.00	17,340,168.88	3.20	10-Jan-02
02_89XXXXX	JPY	3,000,000,000.00	22,904,258.44	12.00	17-Jan-02
02_90XXXXX	JPY	2,000,000,000.00	15,269,505.63	9.25	17-Jan-02
02_91XXXXX	JPY	2,000,000,000.00	15,269,505.63	10.00	17-Jan-02
02_92XXXXX	JPY	1,000,000,000.00	7,447,957.40	4.50	24-Jan-02
02_93XXXXX	JPY	10,000,000,000.00	75,213,423.73	2.50	07-Feb-02
02_94XXXXX	JPY	5,000,000,000.00	37,199,613.12	4.00	28-Jan-02
02_95XXXXX	JPY	1,200,000,000.00	8,976,661.35	2.55	14-Feb-02
02_96XXXXX	JPY	1,600,000,000.00	12,054,545.92	4.00	04-Feb-02
02_98XXXXX	JPY	1,700,000,000.00	12,659,169.51	3.30	13-Feb-02
02_99XXXXX	JPY	1,600,000,000.00	11,996,700.91	4.00	06-Feb-02
	JPY Total	**53,400,000,000.00**	**402,633,116.15**		
02_88XXXXX	USD	42,857,142.60	42,857,142.60	10.60	16-Jan-02
02_97XXXXX	USD	27,855,153.20	27,855,153.20	10.65	19-Feb-02
	USD Total	**70,712,295.80**	**70,712,295.80**		
TOTAL NEW MARKET BORROWINGS			**828,544,601.47**		
Matured Market Borrowings					
99_10_B2XX	EUR	14,174,159.60	12,391,759.03	4.50	12-Feb-02
99_16_B12X	EUR	2,043,000.00	1,786,092.75	0.00	12-Feb-02
99_23XXXXX	EUR	102,714,600.15	90,512,105.65	6.50	22-Jan-02
99_25_B3XX	EUR	6,944,000.00	6,070,792.00	3.15	12-Feb-02
	EUR Total	**125,875,759.75**	**110,760,749.43**		
99_27XXXXX	HKD	1,000,000,000.00	128,219,100.80	7.75	28-Mar-02
	HKD Total	**1,000,000,000.00**	**128,219,100.80**		

International Finance Corporation

Reporting to SEC on New and Matured Borrowings

ExternalId	Currency Code	NotionalAmt Currency	NotionalUSDAmt	InterestRate	SettleDate
00_113XXXX	JPY	785,360,000.00	5,870,973.00	6.00	25-Feb-02
00_114XXXX	JPY	785,360,000.00	5,870,973.00	6.00	25-Feb-02
00_115XXXX	JPY	785,360,000.00	5,870,973.00	6.00	25-Feb-02
00_116XXXX	JPY	785,360,000.00	5,870,973.00	6.00	25-Feb-02
00_118_B1X	JPY	1,200,000,000.00	9,107,813.75	3.00	25-Mar-02
00_16_B1XX	JPY	1,000,000,000.00	7,502,156.31	4.70	28-Mar-02
00_38_B1XX	JPY	600,000,000.00	4,656,035.75	4.20	13-Mar-02
00_39_B1XX	JPY	800,000,000.00	6,075,334.60	4.00	16-Jan-02
00_41_B1XX	JPY	1,000,000,000.00	7,534,094.78	4.40	03-Feb-02
00_63XXXXX	JPY	785,360,000.00	5,870,973.00	6.00	25-Feb-02
00_75_B1XX	JPY	1,700,000,000.00	12,765,159.58	3.35	27-Mar-02
00_77_B1XX	JPY	500,000,000.00	3,794,922.39	4.25	25-Mar-02
00_93_B1XX	JPY	2,000,000,000.00	15,017,834.81	4.65	27-Mar-02
01_04_B1XX	JPY	1,000,000,000.00	7,580,065.01	3.40	08-Mar-02
01_15_B1XX	JPY	5,000,000,000.00	37,678,975.13	3.50	26-Mar-02
01_16_B1XX	JPY	8,000,000,000.00	60,286,360.21	2.50	26-Mar-02
01_20_B1XX	JPY	1,400,000,000.00	10,625,782.70	2.50	25-Mar-02
01_58_B1XX	JPY	1,000,000,000.00	7,508,917.40	4.50	27-Mar-02
01_60_B1XX	JPY	1,200,000,000.00	9,286,847.50	5.04	19-Mar-02
01_64_B1XX	JPY	2,000,000,000.00	15,476,880.21	3.00	15-Mar-02
01_73_B1XX	JPY	1,000,000,000.00	7,502,156.31	8.30	28-Mar-02
01_76_B1XX	JPY	2,300,000,000.00	17,456,643.01	3.20	22-Mar-02
01_79_B1XX	JPY	1,600,000,000.00	12,057,272.04	4.00	26-Mar-02
	JPY Total	**37,226,800,000.00**	**281,268,116.49**		
02_03_B3XX	USD	37,000,000.00	37,000,000.00	5.61	15-Feb-02
97_24XXXXX	USD	26,500,000.00	26,500,000.00	5.81	05-Mar-02
98_29XXXXX	USD	13,727,000.00	13,727,000.00	0.00	18-Mar-02
98_51XXXXX	USD	13,208,000.00	13,208,000.00	0.00	18-Mar-02
98_52XXXXX	USD	13,727,000.00	13,727,000.00	0.00	20-Mar-02
98_53XXXXX	USD	13,208,000.00	13,208,000.00	0.00	20-Mar-02
98_54XXXXX	USD	13,727,000.00	13,727,000.00	0.00	21-Mar-02
98_55XXXXX	USD	13,208,000.00	13,208,000.00	0.00	21-Mar-02
98_56XXXXX	USD	13,727,000.00	13,727,000.00	0.00	22-Mar-02
98_57XXXXX	USD	13,208,000.00	13,208,000.00	0.00	22-Mar-02
98_58XXXXX	USD	13,727,000.00	13,727,000.00	0.00	25-Mar-02
98_59XXXXX	USD	13,208,000.00	13,208,000.00	0.00	25-Mar-02
98_60XXXXX	USD	26,326,000.00	26,326,000.00	0.00	25-Mar-02
98_61XXXXX	USD	13,727,000.00	13,727,000.00	0.00	26-Mar-02
98_62XXXXX	USD	13,208,000.00	13,208,000.00	0.00	26-Mar-02
98_63XXXXX	USD	26,326,000.00	26,326,000.00	0.00	26-Mar-02
	USD Total	**277,762,000.00**	**277,762,000.00**		
TOTAL MATURED MARKET BORROWINGS			**798,009,966.72**		

Matured IBRD Borrowings

002855_09X	CHF	353,835.00	209,518.59	5.27	15-Feb-02
	CHF Total	**353,835.00**	**209,518.59**		

International Finance Corporation

Reporting to SEC on New and Matured Borrowings

ExternalId	Currency Code	NotionalAmt Currency	NotionalUSDAmt	InterestRate	SettleDate
002855_08X	EUR	602,976.74	521,816.07	6.24	01-Mar-02
003118_04X	EUR	856,618.19	763,889.27	9.47	15-Jan-02
003512_02X	EUR	1,757,565.84	1,567,309.34	6.89	15-Jan-02
003512_06X	EUR	236,744.33	207,092.10	6.61	15-Feb-02
	EUR Total	**3,453,905.10**	**3,060,106.78**		
003118_03X	JPY	136,904,761.00	1,036,921.62	5.98	15-Jan-02
003245_03X	JPY	27,200,000.00	206,013.78	7.43	15-Jan-02
003396_07X	JPY	127,142,859.00	983,887.40	5.36	15-Mar-02
	JPY Total	**291,247,620.00**	**2,226,822.80**		
003785_03X	USD	1,190,476.00	1,190,476.00	8.00	01-Mar-02
004210_02X	USD	335,000.00	335,000.00	6.12	15-Jan-02
004210_04X	USD	312,500.00	312,500.00	5.58	02-Jan-02
004210_06X	USD	222,000.00	222,000.00	5.58	15-Jan-02
	USD Total	**2,059,976.00**	**2,059,976.00**		
TOTAL MATURED IBRD BORROWINGS			**7,556,424.17**		

International Finance Corporation

Reporting to SEC on New and Matured Borrowings

ExternalId	Currency Code	NotionalAmt Currency	NotionalUSDAmt	InterestRate	SettleDate
For the Quarter Ending		31-Dec-01			
New Market Borrowings					
02_47XXXXX	JPY	1,000,000,000.00	8,221,317.88	9.05	18-Oct-01
02_50XXXXX	JPY	1,000,000,000.00	8,297,378.03	3.50	09-Oct-01
02_51XXXXX	JPY	1,300,000,000.00	10,762,034.85	5.00	17-Oct-01
02_52XXXXX	JPY	1,600,000,000.00	13,154,108.60	4.00	18-Oct-01
02_53XXXXX	JPY	1,200,000,000.00	9,991,672.77	3.00	11-Oct-01
02_54XXXXX	JPY	1,900,000,000.00	15,417,072.38	5.00	29-Oct-01
02_55XXXXX	JPY	1,000,000,000.00	8,214,564.42	3.30	01-Nov-01
02_56XXXXX	JPY	2,500,000,000.00	20,386,528.58	5.50	30-Oct-01
02_57XXXXX	JPY	1,700,000,000.00	13,862,839.44	5.00	30-Oct-01
02_58XXXXX	JPY	1,000,000,000.00	8,252,867.87	3.20	23-Oct-01
02_60XXXXX	JPY	2,000,000,000.00	16,354,568.35	9.65	19-Nov-01
02_61XXXXX	JPY	2,000,000,000.00	16,518,686.76	4.50	08-Nov-01
02_62XXXXX	JPY	9,600,000,000.00	78,759,537.29	3.80	16-Nov-01
02_64XXXXX	JPY	1,400,000,000.00	11,618,739.37	9.50	13-Nov-01
02_65XXXXX	JPY	5,000,000,000.00	40,886,420.88	4.00	19-Nov-01
02_66XXXXX	JPY	1,500,000,000.00	12,022,602.49	4.00	10-Dec-01
02_68XXXXX	JPY	1,000,000,000.00	8,144,980.66	4.00	20-Nov-01
02_69XXXXX	JPY	1,000,000,000.00	8,128,098.84	4.00	03-Dec-01
02_70XXXXX	JPY	1,100,000,000.00	8,887,811.58	3.25	26-Nov-01
02_71XXXXX	JPY	1,500,000,000.00	12,082,159.65	4.52	29-Nov-01
02_72XXXXX	JPY	1,500,000,000.00	12,082,159.65	3.80	29-Nov-01
02_73XXXXX	JPY	2,000,000,000.00	16,109,546.20	4.50	29-Nov-01
02_74XXXXX	JPY	1,000,000,000.00	8,054,773.10	3.82	29-Nov-01
02_75XXXXX	JPY	1,000,000,000.00	8,015,068.33	4.80	10-Dec-01
02_76XXXXX	JPY	1,000,000,000.00	8,128,098.84	5.00	03-Dec-01
02_77XXXXX	JPY	1,000,000,000.00	8,015,068.33	2.10	10-Dec-01
02_78XXXXX	JPY	1,000,000,000.00	8,015,068.33	2.70	10-Dec-01
02_79XXXXX	JPY	3,000,000,000.00	23,719,165.09	4.00	17-Dec-01
02_80XXXXX	JPY	1,000,000,000.00	7,810,669.37	3.10	20-Dec-01
02_81XXXXX	JPY	1,000,000,000.00	7,823,501.80	10.00	19-Dec-01
02_83XXXXX	JPY	2,300,000,000.00	17,964,539.56	10.50	20-Dec-01
	JPY Total	**56,100,000,000.00**	**455,701,649.29**		
02_48XXXXX	USD	13,879,250.50	13,879,250.50	10.20	17-Oct-01
02_49XXXXX	USD	20,000,000.00	20,000,000.00	10.00	09-Oct-01
02_59XXXXX	USD	28,368,794.20	28,368,794.20	10.50	14-Nov-01
02_63XXXXX	USD	22,000,000.00	22,000,000.00	10.00	08-Nov-01
02_67XXXXX	USD	100,000,000.00	100,000,000.00	3.00	08-Nov-01
02_82YYYYY	USD	14,471,780.00	14,471,780.00	11.00	19-Dec-01
	USD Total	**198,719,824.70**	**198,719,824.70**		
TOTAL NEW MARKET BORROWINGS			**654,421,473.99**		

International Finance Corporation

Reporting to SEC on New and Matured Borrowings

ExternalId	Currency Code	NotionalAmt Currency	NotionalUSDAmt	InterestRate	SettleDate
Matured Market Borrowings					
97_32XXXXX	ESP	10,000,000,000.00	54,358,539.78	4.30	18-Oct-01
97_65XXXXX	ESP	10,000,000,000.00	54,316,468.93	4.35	19-Oct-01
97_66XXXXX	ESP	10,000,000,000.00	54,184,246.27	4.40	22-Oct-01
98_03XXXXX	ESP	5,000,000,000.00	27,690,130.18	3.65	11-Oct-01
98_39XXXXX	ESP	5,000,000,000.00	27,233,360.98	3.70	15-Oct-01
98_40XXXXX	ESP	5,000,000,000.00	27,147,716.76	3.75	16-Oct-01
98_41XXXXX	ESP	5,000,000,000.00	27,389,624.13	3.80	17-Oct-01
98_42XXXXX	ESP	5,000,000,000.00	27,179,269.89	3.85	18-Oct-01
98_43XXXXX	ESP	5,000,000,000.00	27,158,234.47	3.90	19-Oct-01
98_44XXXXX	ESP	4,000,000,000.00	21,726,587.57	3.65	19-Oct-01
	ESP Total	**64,000,000,000.00**	**348,384,178.96**		
00_24XXXXX	EUR	50,000,000.00	44,710,000.00	10.25	14-Dec-01
96_13XXXXX	EUR	49,578,704.95	44,920,785.62	0.00	19-Dec-01
97_41XXXXX	EUR	28,752,419.07	25,637,094.46	4.20	07-Dec-01
97_89XXXXX	EUR	28,752,419.07	25,503,395.72	4.25	10-Dec-01
97_90XXXXX	EUR	28,752,419.07	25,625,593.50	4.30	11-Dec-01
97_91XXXXX	EUR	28,752,419.07	25,539,336.24	4.35	12-Dec-01
97_92XXXXX	EUR	28,752,419.07	.25,593,965.84	4.40	13-Dec-01
97_93XXXXX	EUR	28,728,378.59	25,688,916.14	4.45	14-Dec-01
99_16_B11X	EUR	855,000.00	761,121.00	0.00	13-Nov-01
99_22_B1XX	EUR	4,345,000.00	3,878,998.75	0.00	30-Oct-01
	EUR Total	**277,269,178.89**	**247,859,207.27**		
00_105XXXX	JPY	1,280,860,000.00	10,508,327.18	6.00	16-Nov-01
00_106XXXX	JPY	1,280,860,000.00	10,508,327.18	6.00	16-Nov-01
00_107XXXX	JPY	1,280,860,000.00	10,508,327.18	6.00	16-Nov-01
00_108XXXX	JPY	1,280,860,000.00	10,508,327.18	6.00	16-Nov-01
00_12_B1XX	JPY	600,000,000.00	4,957,448.57	4.00	15-Oct-01
00_18_B1XX	JPY	500,000,000.00	4,039,913.74	3.00	24-Nov-01
00_20XXXXX	JPY	1,280,860,000.00	10,508,327.18	6.00	16-Nov-01
00_31_B1XX	JPY	1,000,000,000.00	7,810,669.37	7.12	20-Dec-01
00_51_B1XX	JPY	600,000,000.00	4,969,355.23	7.10	14-Nov-01
00_67_B1XX	JPY	800,000,000.00	6,563,294.77	7.20	16-Nov-01
01_30_B1XX	JPY	1,000,000,000.00	8,288,438.32	6.00	04-Oct-01
01_51_B1XX	JPY	1,000,000,000.00	8,210,854.75	4.00	19-Oct-01
01_52_B1XX	JPY	1,000,000,000.00	8,154,611.43	4.85	30-Oct-01
01_62_B1XX	JPY	2,000,000,000.00	15,643,943.84	8.40	21-Dec-01
01_63_B1XX	JPY	1,000,000,000.00	7,821,971.92	3.90	21-Dec-01
98_16_B1XX	JPY	800,000,000.00	6,466,475.37	3.00	05-Dec-01
	JPY Total	**16,704,300,000.00**	**135,468,613.21**		
96_09XXXXX	NLG	200,000,000.00	83,604,467.15	3.25	10-Oct-01
	NLG Total	**200,000,000.00**	**83,604,467.15**		
99_08XXXXX	SGD	300,000,000.00	164,271,047.23	4.50	29-Oct-01
	SGD Total	**300,000,000.00**	**164,271,047.23**		
00_13_B1XX	USD	40,000,000.00	40,000,000.00	7.70	25-Oct-01
00_22_B1XX	USD	18,181,818.20	18,181,818.20	7.80	29-Nov-01
00_34_B1XX	USD	20,000,000.00	20,000,000.00	8.50	29-Dec-01

International Finance Corporation

Reporting to SEC on New and Matured Borrowings

ExternalId	Currency Code	NotionalAmt Currency	NotionalUSDAmt	InterestRate	SettleDate
01_48_B4XX	USD	14,014,770.00	14,014,770.00	5.00	11-Oct-01
02_03_B1XX	USD	16,000,000.00	16,000,000.00	5.61	01-Oct-01
02_03_B2XX	USD	58,000,000.00	58,000,000.00	5.61	20-Nov-01
98_10_B1XX	USD	15,000,000.00	15,000,000.00	6.90	19-Nov-01
	USD Total	**181,196,588.20**	**181,196,588.20**		
TOTAL MATURED MARKET BORROWINGS			**1,160,784,102.02**		

Matured IBRD Borrowings

ExternalId	Currency Code	NotionalAmt Currency	NotionalUSDAmt	InterestRate	SettleDate
002989_14X	CHF	800,000.00	488,042.95	5.63	15-Oct-01
002989_18X	CHF	1,092,103.00	672,974.49	5.87	01-Nov-01
	CHF Total	**1,892,103.00**	**1,161,017.44**		
002755_14X	DEM	1,986,356.00	920,394.48	5.97	15-Oct-01
	DEM Total	**1,986,356.00**	**920,394.48**		
002855_12X	EUR	195,220.44	176,918.53	6.08	15-Oct-01
002855_14X	EUR	581,014.20	526,544.12	6.08	15-Oct-01
003118_14X	EUR	175,756.58	159,358.49	8.83	01-Nov-01
003245_01X	EUR	188,319.36	169,026.04	10.38	17-Dec-01
003245_06X	EUR	234,537.93	210,509.52	8.92	17-Dec-01
003785_01X	EUR	743,515.66	672,918.85	8.08	02-Nov-01
004210_03X	EUR	477,205.76	422,231.66	4.71	15-Nov-01
	EUR Total	**2,595,569.93**	**2,337,507.21**		
002755_15X	FRF	886,356.00	119,557.80	8.82	15-Nov-01
	FRF Total	**886,356.00**	**119,557.80**		
003512_05X	GBP	113,333.00	161,646.86	7.50	03-Dec-01
	GBP Total	**113,333.00**	**161,646.86**		
003118_13X	JPY	31,250,000.00	256,705.14	6.93	01-Nov-01
003932_01X	JPY	43,110,000.00	340,844.40	2.42	17-Dec-01
	JPY Total	**74,360,000.00**	**597,549.54**		
002989_15X	USD	500,000.00	500,000.00	9.72	15-Oct-01
003245_07X	USD	2,380,952.00	2,380,952.00	8.45	17-Dec-01
003638_04X	USD	3,000,000.00	3,000,000.00	5.37	15-Nov-01
003638_05X	USD	1,000,000.00	1,000,000.00	5.79	15-Nov-01
004094_01X	USD	350,000.00	350,000.00	6.11	17-Dec-01
004210_01X	USD	437,500.00	437,500.00	6.06	15-Oct-01
004210_05X	USD	357,140.00	357,140.00	5.56	17-Dec-01
004210_07X	USD	317,000.00	317,000.00	5.72	17-Dec-01
004210_10X	USD	99,999.00	99,999.00	5.68	15-Nov-01
	USD Total	**8,442,591.00**	**8,442,591.00**		
TOTAL MATURED IBRD BORROWINGS			**13,740,264.33**		

International Finance Corporation

Reporting to SEC on New and Matured Borrowings

ExternalId	Currency Code	NotionalAmt Currency	NotionalUSDAmt	InterestRate	SettleDate
For the Quarter Ending		30-Sep-01			
New Market Borrowings					
02_13XXXXX	JPY	1,600,000,000.00	12,896,985.33	4.50	05-Jul-01
02_14XXXXX	JPY	1,100,000,000.00	8,863,462.39	10.00	26-Jul-01
02_15XXXXX	JPY	1,100,000,000.00	8,894,998.58	9.00	23-Jul-01
02_16YYYYY	JPY	1,000,000,000.00	8,082,440.90	10.00	25-Jul-01
02_17XXXXX	JPY	1,000,000,000.00	8,049,261.48	3.00	16-Jul-01
02_18XXXXX	JPY	4,200,000,000.00	33,828,681.89	4.00	17-Jul-01
02_21XXXXX	JPY	1,400,000,000.00	11,268,966.07	6.50	16-Jul-01
02_23XXXXX	JPY	1,000,000,000.00	8,056,070.25	3.00	09-Aug-01
02_24XXXXX	JPY	2,200,000,000.00	18,291,415.51	10.60	28-Aug-01
02_25XXXXX	JPY	1,000,000,000.00	8,176,280.61	8.70	14-Aug-01
02_26XXXXX	JPY	1,000,000,000.00	8,009,290.78	5.99	02-Aug-01
02_28XXXXX	JPY	1,000,000,000.00	8,055,745.76	4.63	27-Jul-01
02_29XXXXX	JPY	1,000,000,000.00	8,366,450.53	5.40	20-Aug-01
02_31XXXXX	JPY	2,000,000,000.00	16,670,139.61	3.95	23-Aug-01
02_32XXXXX	JPY	2,000,000,000.00	16,670,139.61	4.10	23-Aug-01
02_33XXXXX	JPY	1,000,000,000.00	8,311,515.60	4.35	30-Aug-01
02_34XXXXX	JPY	2,000,000,000.00	16,628,559.55	3.10	28-Aug-01
02_36XXXXX	JPY	1,000,000,000.00	8,311,515.60	4.50	30-Aug-01
02_37XXXXX	JPY	1,000,000,000.00	8,431,347.75	3.60	04-Sep-01
02_38XXXXX	JPY	1,000,000,000.00	8,311,515.60	3.08	30-Aug-01
02_39XXXXX	JPY	1,100,000,000.00	9,393,680.61	10.00	19-Sep-01
02_40XXXXX	JPY	1,400,000,000.00	11,803,886.85	4.60	04-Sep-01
02_41XXXXX	JPY	1,200,000,000.00	10,214,939.35	9.60	20-Sep-01
02_43XXXXX	JPY	1,000,000,000.00	8,512,449.46	3.20	20-Sep-01
02_44XXXXX	JPY	1,000,000,000.00	8,539,709.65	5.00	19-Sep-01
02_45XXXXX	JPY	1,600,000,000.00	13,619,919.13	4.87	20-Sep-01
02_46XXXXX	JPY	3,000,000,000.00	25,537,348.37	5.23	20-Sep-01
	JPY Total	**38,900,000,000.00**	**321,796,716.82**		
02_19XXXXX	USD	20,000,000.00	20,000,000.00	3.14	11-Jul-01
02_20XXXXX	USD	30,000,000.00	30,000,000.00	6.20	23-Jul-01
02_22XXXXX	USD	20,000,000.00	20,000,000.00	3.29	18-Jul-01
02_27XXXXX	USD	88,000,000.00	88,000,000.00	8.80	14-Aug-01
02_30XXXXX	USD	40,000,000.00	40,000,000.00	7.50	22-Aug-01
02_35XXXXX	USD	250,000,000.00	250,000,000.00	5.38	30-Aug-01
02_42XXXXX	USD	15,905,837.40	15,905,837.40	10.20	10-Sep-01
	USD Total	**463,905,837.40**	**463,905,837.40**		
TOTAL NEW MARKET BORROWINGS			**785,702,554.22**		
Matured Market Borrowings					
98_37XXXXX	EEK	100,000,000.00	5,458,038.60	10.00	16-Jul-01
	EEK Total	**100,000,000.00**	**5,458,038.60**		
97_39XXXXX	ESP	1,383,334,000.00	7,322,559.71	4.30	03-Aug-01
97_78XXXXX	ESP	1,383,334,000.00	7,322,559.71	4.35	03-Aug-01

International Finance Corporation

Reporting to SEC on New and Matured Borrowings

ExternalId	Currency Code	NotionalAmt Currency	NotionalUSDAmt	InterestRate	SettleDate
97_79XXXXX	ESP	1,383,334,000.00	7,322,559.71	4.40	03-Aug-01
97_80XXXXX	ESP	1,383,334,000.00	7,322,559.71	4.45	03-Aug-01
97_81XXXXX	ESP	1,383,334,000.00	7,322,559.71	4.50	03-Aug-01
97_82XXXXX	ESP	1,383,330,000.00	7,322,538.54	4.40	03-Aug-01
97_83XXXXX	ESP	1,700,000,000.00	8,998,803.99	5.58	03-Aug-01
	ESP Total	**10,000,000,000.00**	**52,934,141.08**		
99_12_B3XX	EUR	13,683,525.54	12,296,016.05	4.00	15-Aug-01
99_16_B10X	EUR	375,000.00	328,087.50	0.00	10-Aug-01
	EUR Total	**14,058,525.54**	**12,624,103.55**		
99_07XXXXX	GRD	4,000,000,000.00	10,765,077.04	8.63	04-Sep-01
	GRD Total	**4,000,000,000.00**	**10,765,077.04**		
00_66_B1XX	JPY	500,000,000.00	4,179,204.28	4.00	14-Sep-01
00_74_B1XX	JPY	3,000,000,000.00	24,724,935.10	5.86	10-Sep-01
00_80_B1XX	JPY	3,000,000,000.00	24,000,960.04	5.85	20-Jul-01
01_13_B1XX	JPY	1,700,000,000.00	13,703,046.91	4.25	05-Jul-01
01_14_B1XX	JPY	2,000,000,000.00	16,044,282.22	6.50	15-Jul-01
01_17_B1XX	JPY	1,000,000,000.00	8,022,141.11	7.00	15-Jul-01
01_18XXXXX	JPY	5,000,000,000.00	40,278,728.80	5.10	27-Jul-01
01_21XXXXX	JPY	4,500,000,000.00	36,250,855.92	5.10	27-Jul-01
01_22_B1XX	JPY	1,000,000,000.00	8,022,141.11	6.50	15-Jul-01
01_24_B1XX	JPY	2,000,000,000.00	16,144,004.52	7.20	07-Aug-01
01_25_B1XX	JPY	1,000,000,000.00	8,106,026.83	3.60	10-Aug-01
01_27_B1XX	JPY	1,000,000,000.00	8,296,001.33	3.70	17-Aug-01
01_32_B1XX	JPY	1,300,000,000.00	10,808,564.00	4.50	25-Aug-01
01_37_B1XX	JPY	1,000,000,000.00	8,419,989.05	3.75	05-Sep-01
01_38_B1XX	JPY	1,000,000,000.00	8,248,443.11	4.10	11-Sep-01
01_40_B1XX	JPY	1,000,000,000.00	8,248,443.11	3.00	11-Sep-01
01_42_B1XX	JPY	1,000,000,000.00	8,522,606.21	2.90	21-Sep-01
01_43_B1XX	JPY	1,000,000,000.00	8,539,709.65	3.00	19-Sep-01
	JPY Total	**32,000,000,000.00**	**260,560,083.30**		
00_05XXXXX	SKK	2,000,000,000.00	40,842,582.48	15.75	10-Aug-01
	SKK Total	**2,000,000,000.00**	**40,842,582.48**		
01_12_B1XX	USD	52,000,000.00	52,000,000.00	7.00	10-Jul-01
97_03XXXXX	USD	500,000,000.00	500,000,000.00	6.88	16-Jul-01
	USD Total	**552,000,000.00**	**552,000,000.00**		
TOTAL MATURED MARKET BORROWINGS			**935,184,026.05**		

Matured IBRD Borrowings

002755_07X	CHF	316,230.00	183,412.12	5.63	02-Aug-01
002855_09X	CHF	353,865.00	210,164.81	5.27	15-Aug-01
	CHF Total	**670,095.00**	**393,576.93**		
002755_08X	EUR	275,288.00	240,725.59	7.69	01-Aug-01
002755_11X	EUR	522,670.00	475,054.76	7.69	03-Sep-01
002855_08X	EUR	602,976.74	548,045.56	6.24	03-Sep-01
003118_04X	EUR	856,618.19	731,294.95	9.47	16-Jul-01

International Finance Corporation

Reporting to SEC on New and Matured Borrowings

ExternalId	Currency Code	NotionalAmt Currency	NotionalUSDAmt	InterestRate	SettleDate
003512_02X	EUR	1,757,565.84	1,500,433.96	6.89	16-Jul-01
003512_06X	EUR	236,744.33	212,134.76	6.61	16-Aug-01
	EUR Total	**4,251,863.10**	**3,707,689.58**		
002755_03X	FRF	581,780.00	75,716.18	8.65	16-Jul-01
002755_12X	FRF	908,900.00	125,605.47	8.93	17-Sep-01
	FRF Total	**1,490,680.00**	**201,321.65**		
002755_06X	JPY	20,727,330.00	165,666.23	6.13	01-Aug-01
003118_03X	JPY	136,904,761.00	1,101,982.22	5.98	16-Jul-01
003245_03X	JPY	27,200,000.00	218,939.91	7.43	16-Jul-01
003396_07X	JPY	127,142,857.00	1,065,785.30	5.36	17-Sep-01
	JPY Total	**311,974,948.00**	**2,552,373.66**		
003785_03X	USD	1,190,476.00	1,190,476.00	8.00	04-Sep-01
004210_02X	USD	335,000.00	335,000.00	6.12	16-Jul-01
004210_04X	USD	312,500.00	312,500.00	5.58	02-Jul-01
004210_06X	USD	222,000.00	222,000.00	5.58	16-Jul-01
	USD Total	**2,059,976.00**	**2,059,976.00**		
TOTAL MATURED IBRD BORROWINGS			**8,914,937.82**		